

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Emily Hill
Chief Financial Officer
PTC Therapeutics, Inc.
100 Corporate Court
South Plainfield, NJ 07080

> **Re: PTC Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-35969**

Dear Ms. Hill:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Net product revenue, page 153

1. Quantify in future filings the changes in each significant product and discuss the reason for the changes. Consider including a table of product revenue by product that is reconciled to Net product revenue on the face of the financial statements.

Notes to the consolidated financial statements
2. Summary of significant accounting policies
Segment and geographic information, page 179

2. Please disclose in future filings the geographic revenue information required by ASC 280-10-50-41 or tell us why the disclosure is not required. In this regard, we note the disclosure of U.S. product sales on page 217, but the remaining revenue is not broken down by country.

6. Leases, page 203

3.   You state that on June 19, 2020 you entered into a commercial manufacturing service agreement for a term of 12.5 years for which you concluded the agreement contains an embedded lease. You also state that given the embedded finance lease is designed for the production of PTC's AADC program and would not have an alternate use outside the PTC gene therapy platform you determined the lease should be treated as research and development expense under ASC 730. Accordingly, you expensed the present value of all guaranteed future cash payments of $41.4 million in 2020. Please tell us and disclose in future filings the following:

- Provide us an analysis of the basis for your accounting treatment under ASC 842.
- Clarify if the $41.4 million was expensed as research and development or recorded as a Right-of-Use Asset (ROU) as referenced on page 204.
- If the $41.4 million is included as a ROU asset on your balance sheet, please tell us where the amount is presented.
- Clarify if the Finance lease liability on the balance sheet relates to the manufacturing service agreement.
- If the $41.4 million is determined to be properly accounted for as research and development expense, tell us why recognition in the current year, instead of over the term of the agreement is appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences